SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 1
                                     TO
                               SCHEDULE 13E-3

                      RULE 13E-3 TRANSACTION STATEMENT
     (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            GLEASON CORPORATION
                              (Name of Issuer)

                            GLEASON CORPORATION
                       TORQUE ACQUISITION CO., L.L.C.

              JAMES S. GLEASON                               EDWARD J. PELTA
               DAVID J. BURNS                                JOHN W. PYSNACK
              JOHN J. PERROTTI                               GARY J. KIMMET
   JOHN J. PERROTTI AS CUSTODIAN FOR JASON          JOHN J. PERROTTI AS CUSTODIAN FOR
             PERROTTI UNDER THE                        CHRISTINE J. PERROTTI UNDER
     NEW YORK UNIFORM GIFT TO MINORS ACT         THE NEW YORK UNIFORM GIFT TO MINORS ACT

                    (NAME OF PERSON(S) FILING STATEMENT)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)

                                377339 10 6
                   (CUSIP Number of Class of Securities)

                                -----------
                           EDWARD J. PELTA, ESQ.
               VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            GLEASON CORPORATION
                           1000 UNIVERSITY AVENUE
                               P.O. BOX 22970
                         ROCHESTER, NEW YORK 14692
                         TELEPHONE: (716) 473-1000
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

               COPY TO:                                       AND TO:

            Blaine V. Fogg, Esq.                    David L. Finkelman, Esq.
  Skadden, Arps, Slate, Meagher & Flom LLP        Stroock & Stroock & Lavan LLP
              919 Third Avenue                           180 Maiden Lane
          New York, New York 10022                  New York, New York 10038
          Telephone: (212) 735-3000                 Telephone:(212) 806-5400

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

This statement is filed in connection with (check the appropriate box):
a. |_| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. |_| The filing of a registration statement under the Securities Act of 1933.
c. |X| A tender offer.
d. |_| None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|

                         CALCULATION OF FILING FEE:


       TRANSACTION VALUATION                 AMOUNT OF FILING FEE*
            $193,509,856                             $38,702

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 8,413,472 shares of common stock, par value $1.00 per share (the "Shares"), of Gleason Corporation, a Delaware corporation (the "Company"), at a price of $23.00 per Share in cash. As of November 30, 1999, there were 9,589,195 Shares issued and outstanding. Certain stockholders of the Company, owning in the aggregate (1) 1,458,983 Shares and (2) 472,322 unexercised options to acquire Shares under various employee stock option plans of the Company as of November 30, 1999, have agreed not to tender their Shares (which in the aggregate total 1,931,305 Shares, including Shares underlying options) pursuant to the Offer. Based on the foregoing, the maximum number of Shares available to be tendered pursuant to the Offer is 8,413,472 Shares, which is equal to the number of Shares outstanding on a fully diluted basis as of November 30, 1999 less the aggregate number of Shares and options to acquire Shares owned by the non-tendering stockholders. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:       $38,702                  Filing party: Torque Acquisition Co., L.L.C.
Form or registration no.:     Schedule 14D-1           Date filed:   December 15, 1999

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                                INTRODUCTION

     This Amendment No. 1 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") originally filed on December 15, 1999 by Gleason Corporation, a Delaware corporation (the "Company"), the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, Torque Acquisition Co., L.L.C., a Delaware limited liability company and wholly owned subsidiary of Vestar Capital Partners IV, L.P. ("Acquisition Company"), and certain stockholders of the Company in connection with a joint offer by the Company and Acquisition Company to purchase all of the outstanding shares of common stock, par value $1.00 per share, of the Company (the "Common Stock"), together with the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") at a purchase price of $23.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 1999, and the related Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1. The Company, Acquisition Company, James S. Gleason, David J. Burns, John J. Perrotti, John J. Perrotti as Custodian for Jason Perrotti under the New York Uniform Gift to Minors Act, John J. Perrotti as Custodian for Christine J. Perrotti under the New York Uniform Gift to Minors Act, Edward
J. Pelta, John W. Pysnack and Gary J. Kimmet hereby amend and supplement the Schedule 13E-3 as follows:

ITEM 16.  ADDITIONAL INFORMATION.

      Item 16 is hereby amended and supplemented as follows:

      On December 14, 1999, two purported class action lawsuits, each by a stockholder of the Company against the Company, Vestar Capital Partners and each of the Company's directors, were filed in the Court of Chancery of the State of Delaware in and for New Castle County, under the captions Jaroslawicz v. Gleason Corporation, et al, C.A. No. 17663NC and Rapkin v. Nichols, et al, C.A. No. 17672NC (collectively, the "Complaints"). The Complaints, which are substantially similar to each other, allege, among other things, that (i) the Merger represents an improper attempt to eliminate the public stockholders of the Company to permit the defendants to retain for themselves the Company's valuable business and assets, (ii) the $23.00 per share price offered for the Common Stock pursuant to the Transactions is grossly unfair and inadequate, provides value below the fair value of the Company and was not the result of arm's-length negotiations, (iii) the directors of the Company breached their fiduciary duties to the stockholders of the Company and (iv) Vestar Capital Partners knowingly aided and abetted the breaches of such fiduciary duties. The Complaints seek, among other things, an order (i) certifying that the lawsuits may be maintained as class actions, (ii) preliminarily and permanently enjoining the consummation of the Merger, (iii) rescinding the Merger, in the event the Merger is consummated, (iv) awarding to the members of the purported class all damages caused to them, including as a result of any profits or special benefits obtained by the defendants and
(v) awarding the named plaintiffs their costs, including counsel and expert fees. The Company, the defendant directors and Acquisition Company believe the Complaints are without merit and intend to defend the lawsuits vigorously.

      Copies of the Complaints, filed as Exhibits (g)(8) and (g)(9) to Amendment No. 1 to the Schedule 14D-1 filed on December 17, 1999, are incorporated herein by reference.

      The definitive copy of the Offer to Purchase which was mailed to the Company's stockholders and filed with the Securities and Exchange Commission on December 17, 1999 as Exhibit (a)(9) to Amendment No. 1 to the
Schedule 14D-1 originally filed on December 15, 1999 by Acquisition Company, contained an additional Precedent M&A Transaction in the section of the Offer to Purchase captioned "SPECIAL FACTORS-Opinion of the Special Committee's Financial Advisor-Precedent M&A Transactions Analysis."

      A copy of such Offer to Purchase is incorporated in its entirety herein by reference to Exhibit 21 of Amendment No. 1 to the Schedule 13D filed on December 16, 1999.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 17 is hereby amended and supplemented by the addition of the following exhibits thereto:

     (d)(1) Offer to Purchase, dated December 15, 1999, attached as Exhibit 21 to Amendment No. 1 to the Schedule 13D filed on December 16, 1999 and incorporated herein by reference in response to Item 9(a) of the Schedule 13E-4 (supersedes prior Exhibit (d)(1) to the Schedule 13E-3).

     (g)(8) Class Action Complaint filed by David Jaroslawicz on December
            14, 1999, in the action entitled Jaroslawicz v. Gleason Corporation, et al, C.A. No. 17663NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(8) to Amendment No. 1 to the Schedule 14D-1 filed on December 17, 1999 and incorporated herein by reference.

     (g)(9) Class Action Complaint filed by Isadore Rapkin on December 14, 1999, in the action entitled Rapkin v. Nichols, et al, C.A. No. 17672NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(9) to Amendment No. 1 to the Schedule 14D-1 filed on December 17, 1999 and incorporated herein by reference.

                                 SIGNATURE

      After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 1999


                            GLEASON CORPORATION
                            By:    /s/ Edward J. Pelta

                            Name:  Edward J. Pelta
                            Title: Vice President, General Counsel
                                   and Secretary

                            /s/ James S. Gleason
                                James S. Gleason

                            /s/ David J. Burns
                                David J. Burns

                            /s/ John J. Perrotti
                                John J. Perrotti

                            /s/ John J. Perrotti
                                John J. Perrotti,
                                as Custodian for Jason Perrotti
                                under the New York Uniform Gift to Minors Act

                            /s/ John J. Perrotti
                                John J. Perrotti,
                                as Custodian for Christine J. Perrotti
                                under the New York Uniform Gift to Minors Act

                            /s/ Edward J. Pelta
                                Edward J. Pelta

                            /s/ John W. Pysnack
                                John W. Pysnack

                             /s/ Gary J. Kimmet
                                 Gary J. Kimmet

                             TORQUE ACQUISITION CO., L.L.C.
                             By:    /s/ SANDER M. LEVY
                             Name:  Sander M. Levy
                             Title: President



                               EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------


(d)(1)         Offer to Purchase, dated December 15, 1999, attached as
               Exhibit 21 to Amendment No. 1 to the Schedule 13D filed on December 16, 1999 and incorporated herein by reference (supersedes prior Exhibit (d)(1) to the Schedule 13E-3).
(g)(8) Class Action Complaint filed by David Jaroslawicz on December 14, 1999, in the action entitled Jaroslawicz v. Gleason Corporation, et al, C.A. No. 17663NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(8) to Amendment No. 1 to the Schedule 14D-1 filed on December 17, 1999 and incorporated herein by reference.
(g)(9)         Class Action Complaint filed by Isadore Rapkin on
               December 14, 1999, in the action entitled Rapkin v. Nichols, et al, C.A. No. 17672NC (Court of Chancery of New Castle County, Delaware), attached as Exhibit (g)(9) to Amendment No. 1 to the Schedule 14D-1 filed on December 17, 1999 and incorporated herein by reference.